UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release dated December 14, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: December 20, 2010

SMART Introduces Entry-Level SMART Board™ Interactive Whiteboard

SMART Board 400 series extends company’s comprehensive interactive whiteboard line

CALGARY, Alberta — December 14, 2010 -— SMART Technologies announces the SMART Board 400 series interactive whiteboard, SMART’s new line of entry-level interactive whiteboards and interactive whiteboard systems. The 400 series extends the company’s interactive whiteboard product line, which includes the SMART Board 600 series interactive whiteboard and the new SMART Board 800 series interactive whiteboard. Using SMART’s patented DViT™ (Digital Vision Touch) technology, the 400 series offers a rich user experience, recognizing both pen and finger inputs, and enabling teachers and students to easily interact with digital content. The series comprises the SMART Board 480 interactive whiteboard, the SMART Board 480iv interactive whiteboard system with short-throw SMART V25 projector, and the SMART Board 480iv-A interactive whiteboard system with SMART V25 projector and integrated speakers. All three products will be available in EMEA (Europe, Middle East and Africa), Asia Pacific, Latin America and Mexico in January 2011.

The SMART Board 400 series interactive whiteboard is ideal for educators who want a cost-effective, entry-level interactive whiteboard or interactive whiteboard system. The 400 series supports both the Microsoft® Windows® and Linux® operating systems and ships with award-winning SMART Notebook™ collaborative learning software, used by educators in more than 175 countries to create and deliver interactive lessons. The 400 series offers a 4:3 aspect ratio and standard display size of 77” (195.6 cm) on the diagonal, and integrates seamlessly with SMART’s other education products, including the SMART Document Camera™, SMART Notebook Math Tools software and SMART Response™ interactive response systems. Educators also have access to the SMART Exchange™ website (exchange.smarttech.com), an online community that offers more than 48,000 digital resources available in 20 languages via 43 country-specific sites. Additional information on the SMART Board 400 series interactive whiteboard can be found at smarttech.com/SMARTBoard.

“Demand for interactive whiteboards and interactive whiteboard systems continues to increase in EMEA, Asia Pacific, Latin America and Mexico, where educators require easy-to-use, cost-effective products that make the most of both their class time and limited budgets,” says Nancy Knowlton, SMART’s CEO. “These new, entry-level products help ensure that educators with limited resources still have the opportunity to put leading-edge technology products into their classrooms.”

Common features

Size – 77" (195.6 cm) on the diagonal

Aspect ratio – 4:3

Precision touch – Provides direct, precise touch control for accurate data selection and interaction

- more -

SMART Introduces Entry-Level SMART Board Interactive Whiteboard

Finger and stylus input – Receives inputs from a finger, pen tool or any pointing device

Durable surface – Surface is optimized for projection, producing no hot spots and is compatible with dry-erase markers

Warranty – Two-year standard warranty

SMART product integration – Seamless integration with the full range of SMART hardware and software products, including SMART Notebook 10.6 software

SMART Board 480iv interactive whiteboard system features

Short-throw projector – Extends 37.4" (95 cm) from the interactive whiteboard surface to minimize shadows

3D ready – Supports 3D content, images and video

Long lamp life – Up to 4,500 hours in standard mode and up to 6,000 hours in economy mode

Resolution – XGA (1024 x 78)

Lumens – 2,000

Stereo economy speakers* – 20W speakers connect via USB

* SMART Board 480iv-A interactive whiteboard systems only

SMART Board interactive whiteboard product line

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The SMART Board 400 series interactive whiteboard extends the company’s leading interactive whiteboard product offering to include an entry-level interactive whiteboard. The SMART Board 400 series interactive whiteboard will be available in EMEA, Asia Pacific, Latin America and Mexico in January, 2011, and includes the standard (4:3 aspect ratio) 480 interactive whiteboard; the 480iv interactive whiteboard system, which includes a short-throw projector; and the 480iv-A interactive whiteboard system, which includes a short-throw projector and integrated speakers.

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The SMART Board 600 series interactive whiteboard is currently available globally and includes the standard (4:3 aspect ratio) 640, 660, 680 and 690 interactive whiteboards and the 660i4 and 680i4 interactive whiteboard systems, which include integrated projectors. The 600 series also includes the widescreen (16:9 aspect ratio) 690 interactive whiteboard; the 685i4 interactive whiteboard systems, which include integrated projectors; and the widescreen (16:10 aspect ratio) 685ix interactive whiteboard system, which includes an integrated, ultra-short-throw projector.

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The SMART Board 800 series interactive whiteboard offers the most natural and intuitive user experience yet on a SMART Board interactive whiteboard. The 800 series supports multiuser interaction, common multitouch gestures and object recognition to enable true student collaboration. The new SMART Board 800 series interactive whiteboard will be available globally on January 30, 2011, and includes the standard (4:3 aspect ratio) 880 interactive whiteboard and 880i4 interactive

SMART Introduces Entry-Level SMART Board Interactive Whiteboard

whiteboard system with integrated projector. The 800 series also includes the widescreen (16:10 aspect ratio) 885 interactive whiteboard; the 885i4 interactive whiteboard system, which includes an integrated projector; and the 885ix interactive whiteboard system, featuring an integrated ultra-short-throw projector.

DViT (Digital Vision Touch) technology

Interactive whiteboards and interactive whiteboard systems with DViT technology use cameras embedded in the interactive whiteboard frame to detect and distinguish inputs made by a finger, fist, interactive whiteboard pen or other object. Optical touch technology offers many advantages over other touch technologies, including effortless zero-force touch, the ability to scale to large sizes and the ability to support multiple touches and multiple users. Globally, SMART has been issued a broad portfolio of patents related to DViT technology with a significant number of patents pending.

The SMART Board 400 series interactive whiteboard is the second front-projection series introduced this quarter using DViT technology. The 800 series was announced in October 2010. The 400 series also represents the first branded SMART product to incorporate technology and components from the company’s recently acquired subsidiary, NextWindow. DViT technology is also used in SMART’s recently announced multitouch, multiuser SMART Board 8070i interactive display.

Pricing and availability

Prices vary by country and may include applicable taxes, duties and import costs. For purchasing information, specifications and a list of authorized SMART resellers, visit smarttech.com. The SMART Board 480 interactive whiteboard, SMART Board 480iv interactive whiteboard system and SMART Board 480iv-A interactive whiteboard system will be available in EMEA, Asia Pacific, Latin America and Mexico in January 2011.

Image

Download an image of the SMART Board 480 interactive whiteboard.

Download an image of the SMART Board 480iv interactive whiteboard system.

About SMART

SMART Technologies is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

Reader’s advisory

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. By their very nature, forward-looking information and statements involve inherent

SMART Introduces Entry-Level SMART Board Interactive Whiteboard

risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

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For more information, please contact

Sandra Semple

Senior Public Relations Specialist

SMART Technologies

Phone +1.403.407.5083

E-mail SandraSemple@smarttech.com

smarttech.com

© 2010 SMART Technologies. SMART Board, DViT, SMART Notebook, SMART Document Camera, SMART Response, SMART Exchange, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.